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Washington, D.C. 20549

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DEC 22 2008
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2007 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NUTMEG SECURITIES, LTD.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO. 18975

1960 BRONSON ROAD
(No. and Street)

FAIRFIELD (CITY) CT (state) 08624 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. MATTHEW ROCHLIN 203-255-3838 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Matthew Rochlin swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nutmeg Securities, Ltd., as of September 30, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public 4/30/2012

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent auditor's report on internal accounting control.
(p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant To Rule 171-5.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Nutmeg Securities, Ltd.

Audited Financial Statements

For The Year Ended September 30, 2008

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Nutmeg Securities, Ltd.
Fairfield, Connecticut

I have audited the accompanying statement of financial condition of Nutmeg Securities, Ltd. as of September 30, 2008, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to, express an opinion on the financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in tile United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nutmeg Securities, Ltd. as of September 30, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

December 15, 2008

Harvey Karll CPA P.C.

Nutmeg Securities, Ltd.
Statement of Financial Condition
September 30, 2008

Assets

Cash and cash equivalents	$ 3,135,129
Deposit with clearing organization	100,175
Receivable from broker-dealers and clearing organizations	37,261
Furniture and equipment at cost, less accumulated depreciation of $225,687	31,793
Due from employees and registered reps	27,323
Other assets	41,520
Total Assets	$ 3,373,201

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable, accrued expenses & other liabilities	$ 1,110,358
Total Liabilities	1,110,358
Subordinated borrowings	250,000
Stockholder's Equity:	
Common Stock, $10 par value, authorized 5,000 shares, issued 156 shares	1,560
Capital in excess of par value	122,400
Retained earnings	1,888,883
Total Stockholder's Equity	2,012,843
Total Liabilities and Stockholder's Equity	$ 3,373,201

(See Accountant's Report & Accompanying Notes)

Nutmeg Securities, Ltd.
Statement of Operations
For The Year Ended September 30, 2008

Revenues	
Commissions	$12,301,528
Interest and dividends	88,622
Other income	28,396
Total Revenues	12,418,546
Expenses:	
Registered representatives compensation	4,416,816
Management and administrative compensation and benefits	2,343,630
Floor brokerage, exchange and clearance fees	3,551,997
Communications and data processing	153,136
Occupancy	134,454
Interest	35,243
Other expenses	1,422,818
Total Expenses	12,058,094
Net Income	$ 360,452

Nutmeg Securities, Ltd.
Statement of Changes in Stockholder's Equity
September 30, 2008

	COMMON STOCK	CAPITAL IN EXCESS OF PAR VALUE	RETAINED EARNINGS	TOTAL
Balance at October 1, 2007	$ 1,560	$ 122,400	$1,528,431	$1,652,391
Net Income			360,452	360,452
Balance September 30, 2008	$ 1,560	$ 122,400	$1,888,883	$2,012,843

See Accountants Report & Accompanying Notes

Nutmeg Securities, Ltd.
Statement of Changes in Subordinated Borrowings
September 30, 2008

Subordinated borrowings at October 1, 2007	$ 250,000
Issuance of subordianted note	0
Subordinated borrowings at September 30, 2008	$ 250,000

See Accountants Report & Accompanying Notes

Nutmeg Securities, Ltd.
Statement of Cash Flows
For the Year Ended September 30, 2008

Cash Flows from Operating Activities:	
Net income	$ 360,452
Adjustments to reconcile net income to net cash and cash equivalents used in operating activities:	
Expenses not requiring an outlay of cash	
Depreciation	16,152
(Increases) decreases in assets	
Receivable from broker-dealers and clearing organizations	152,599
Due from employees	14,275
Other assets	(4,103)
Increases (decreases) in liabilities	
Accounts payable, accrued expenses and other liabilities	260,415
Net cash and cash equivalents used in operating activities	799,790
Cash Flows from Investing Activities:	
Purchase of furniture, equipment, and leasehold improvements	(3,181)
Cash Flows from Financing Activities:	
Sale of Automobile	10,500
Net increase in cash equivalents	807,109
Cash and cash equivalents at the beginning of the year	2,328,020
Cash and-cash equivalents at the end of year	$3,135,129
Supplemental cash flow disclosures:	
Interest payments	$ 30,000

See Accountant's Report & Accompanying Notes

Nutmeg Securities, Ltd.
Notes to Financial Statements
September 30, 2008

Organization and Nature of the Business

Nutmeg Securities, Ltd. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also approved to conduct business on the Boston Stock Exchange, Chicago Stock Exchange, NASDAQ Stock Market and New York Stock Exchange. Its securities business is subject to the regulation of Financial Industry Regulatory Authority. In addition, the Company is registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public as well as to financial institutions.

Significant Accounting Policies

The Company records proprietary transactions and commission revenues and related expenses on a settlement date basis, which does not differ materially from trade date basis.

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

For financial statement purposes the Company considers all highly liqid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents. At September 30, 2008, cash and cash equivalents includes money market accounts amounting to $3,135,129.

The Company is included in the consolidated S Corporation tax return filed by its parent. As such, the Corporation's income or loss and credits are passed through to the stockholders of that company, and reported on their individual tax returns.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Brokerage Activites and Credit Risk

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must aquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may may result in a gain or loss to the Company.

Furniture, Equipment, and Leasehold Improvements

Furniture, fixtures and leasehold improvements consists of the following:

Furniture and fixtures	$ 209,392
Leasehold Improvements	48,088
	257,480
Less accumulated depreciation	225,687
	$ 31,793

Depreciation expense for the year ended September 30, 2008 amounted to $16,192.

Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable and accrued expenses and other liabilities consists of the following:

Reserve for research expenditures	$ 438,925
Commissions payable	324,244
Other operating expenses	347,189
	$1,110,358

Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At September 30, 2008, the Company had net capital of approximately $2,015,735 which was $1,855,735 in excess of its net capital. The Company's ratio of aggregate indebtedness to net capital at September 30, 2008, was .55 to 1.

Notes payable and Subordinated Borrowings

Notes payable and subordinated borrowings consist of the following:

Notes payable to two stockholders of the parent corporation. Interest is payable based on a simple interest rate of 12% per annum. The notes mature on December 31, 2009 and are subordinated to the claims of creditors described below.

The above notes were approved as subordinated borrowings by the FINRA. A subordinated note is subordinated to all existing and future claims of all nonsubordinated creditors of the Company and constitutes part of the Company's net capital, as defined, under the Uniform Net Capital Rule. Subordinated notes may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

During the year ended September 30, 2008, interest incurred on the above notes amounted to $30,000.

Employee Benefits

The Company has sponsored a 401(k) savings plan for all eligible employees. The Company at its discretion may match employee contributions to the plan. During the fiscal year ended September 30, 2008, only administrative fees were incurred by the Company on behalf of the plan.

The Company, at its discretion, may make a profit sharing contribution, which is allocated to employees. For the year ended September 30, 2008, there was no contribution or accrual.

Commitments

The Company primarily conducts its operations from three locations that are leased for the sum of $10,529 per month on a month to month basis. Rent expense for all locations amounted to approximately $137,208.

Related Party Transactions

At September 30, 2008, the Company accrued an administrative fee of $100,000 owed to its parent company. This was paid in November 2008.

SUPPLEMENTARY INFORMATION

Nutmeg Securities, Ltd.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ending September 30, 2008

Total Stockholder's Equity	$	2,012,843
Add: Liabilities subordinated to the claims of general creditors allowable in the computation of net capital		250,000
Total capital and allowable subordinated liabilities		2,262,843
Less: Nonallowable assets		
Furniture and equipment net of accumulated depreciation		31,793
Due from employees		27,323
Other assets		41,520
		100,636
Net capital before haircuts on securities positions		2,162,207
Haicuts on securities		
Money market accounts		56,472
		56,472
Net Capital		2,105,735
Less: Capital Requirement		250,000
Net Capital in Excess of Requirement	$	1,855,735

See Accountants Report & Accompanying Notes

Nutmeg Securities, Ltd.
Schedule I
(continued)
Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of September 30, 2008

Minimum Net Capital

Aggregate indebtedness	$ 1,110,358
Minimum net capital at 6 2/3% of aggregate indebtedness	$ 74,028
Statutory minimum	$ 250,000
Net capital requirement (the greater of the statutory minimum or 6 2/3% of aggregate indebtedness	$ 250,000

Ratio of Aggregate Indebtedness to Net Capital	55.08%

Reconciliation to the Company's Computation of Net Capital

Net Capital as reported in Company's Part II (unaudited) FOCUS report	$ 2,106,437
Audit Adjustments:	
Year end audit adjustments (net)	(90,702)
Net Capital (see previous page)	$ 2,015,735

See Accountant's Report & Accompanying Notes

Nutmeg Securities, Ltd.
Schedule II
Computation for Reserve Requirements for Broker Dealers Under Rule 15c3-3
September 30, 2008

Credit Balances

Free credit balances and other credit balances in customers' security accounts	$	0
Monies borrowed collateralized by securities carried for the accounts of customers		0
Monies payable against customers' securities loaned		0
Customers' securities failed to receive		0
Credit balances in firm accounts that are attributable to principal sales to customers		0
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		0
Market value of short security count differences over 30 calendar days old		0
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days		0
Market value of securities that are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or issuer		0
Total credit items	$	0

Debit Balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
Failed to deliver of customers' securities not older than 30 calendar days		0
Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts		0
Aggregate debit items		0
Less 3%		0
Total 15c3-3 debits	$	0

Nutmeg Securities, Ltd.
Schedule II (continued)
Computation fro Reserve Requirements for
Broker Dealers Under Rule 15c3-3
(continued)
September 30, 2008

Reserve Computation

Excess of total debits over total credits	$	0
Required deposit	$	0

Reconciliation of Reserve Computation

Excess as reported in the Company's unaudited FOCUS report as of 9-30-08	$	2,604
Excess as computed above	$	0

See Accountant's Report & Accompanying Notes

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Independent Auditor's Report on Internal
Accounting Control Required By SEC Rule 17a-5

To the Board of Directors
Nutmeg Securities, Ltd.
Fairfield, Connecticut

In planning and performing my audit of the financial statements of Nutmeg Securities, Ltd. (the "Company"), as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a.-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there. is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedure, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Nutmeg Securities, Ltd., to achieve all the divisions of duties and crosschecks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Newburyport, MA
December 15, 2008
Hug Kull CPA P.C.

END